COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233


05009407

File Number: 82.2994

SUPPL



20 June 2005

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully



D.A. WYLIE
COMPANY SECRETARY



COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

20 June 2005

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

MEETING OF NON-PARTICIPATING SHAREHOLDERS

In accordance with ASX Listing Rule 3.13.2 Coca-Cola Amatil Limited (CCA) announces that the following resolution was passed by holders of Non-Participating Shares at a General Meeting today:

RESOLUTION - REDUCTION OF CAPITAL

As a special resolution:

"That:

(a) for the purposes of section 256B of the Corporations Act 2001, and for all other purposes, and with effect from the date this Resolution is passed; and

(b) subject to approval of the members of the Company,

the issued share capital of the Company be reduced by $43,650, and that reduction be effected and satisfied by the cancellation of 43,650,755 non-participating shares and the payment to the holders of the Non-Participating Shares on the Record Date in consideration for that cancellation of 1 cent for each 10 Non-Participating Shares held by them (with any fractional entitlements rounded down), and otherwise on the terms and conditions set out in the Explanatory Statement to this Notice."

For the purposes of this Resolution:

"Non-Participating Shares" means the Non-Participating Shares in the capital of the Company described in Article 2.9 of the Company's Constitution.

"Record Date" means the date which is 5 business days after the date on which the Company tells the ASX that 14 days has elapsed after the Company lodged the resolution approving the reduction with ASIC (anticipated to be Monday, 11 July 2005).

Proxies

In accordance with s251AA of the Corporations Act, CCA advises that the resolution was passed on a show of hands and proxy votes were received as follows:

For	Open	Against	Abstain
6,135	42,411,042	Nil	Nil

Yours faithfully



D.A. WYLIE
COMPANY SECRETARY